
03054717

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 18 2003
SECTION

SEC FILE NUMBER
8-52984

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Carlos Veytia & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East Main Drive, Suite 800
(No. and Street)

El Paso (City) Texas (State) 79901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos E. Veytia (915) 544-1066
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue, New York, New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 21 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Carlos E. Veytia, swear (or affirm) that, to the be of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the fir of Carlos Veytia & Associates, Inc. ,as of December 31 ,2002, are true an correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or direct has any proprietary interest in any account classified solely as that of a customer, except as follows:



ELLIE DE LA ROSA
Notary Public, State of Texas
My Commission Expires
August 01, 2005

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Carlos Veytia & Associates, Inc.

Statement of Financial Condition

December 31, 2002

Carlos Veytia & Associates, Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Stockholder
Carlos Veytia & Associates, Inc.
El Paso, Texas

We have audited the accompanying statement of financial condition of Carlos Veytia & Associates, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Carlos Veytia & Associates, Inc. at December 31, 2002, in conformity with generally accounting principles accepted in the United States of America.

BDO Seidman, LLP

February 19, 2003

Carlos Veytia & Associates, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	**$ 71,066**
Due from clearing brokers (Note 1)	**2,058**
Due from affiliate (Note 4)	**37,108**
Prepaid and other assets	**3,093**
Property, plant and equipment, net	**1,736**
	$115,061

Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	**$ 24,000**
Commitments and contingencies (Notes 2 and 3)	
Stockholder's equity (Note 2)	**91,061**
	$115,061

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Carlos Veytia & Associates, Inc.

Summary of Business and Significant Accounting Policies

Business

Carlos Veytia & Associates, Inc. ("Company") is a Texas corporation and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry accounts of, or for, customers. The Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Income Taxes

The Company and its stockholder have elected S corporation status under the Internal Revenue Code and the tax laws of the states in which it operates. The Company is not liable for Federal income tax and a portion of certain state income taxes. The stockholder has to include the results of the Company's operations in his individual income tax returns.

Cash Equivalents

The Company considers cash equivalents as highly liquid investments purchased with original maturities of three months or less.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over their estimated useful lives of five years.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Clearing Agreements

The Company has clearing agreements with three brokerage firms to carry its account as a customer of the clearing firms and the accounts of its customers' account. The brokers have custody of the Company's securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to brokers as well as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firm.

The Company is subject to credit risk if the brokers are unable to repay balances due or deliver securities in their custody.

2. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had regulatory net capital of $49,124 and a minimum regulatory net capital requirement of $5,000. The regulatory net capital ratio of the Company was .49 to 1.

3. Commitment and Contingency

Customer Transactions

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Operating Leases

The Company leases office space under noncancellable lease agreements expiring through 2004. Minimum annual rentals for office space under noncancelable operating leases approximate:

Year ending December 31,	Minimum rental payments	Minimum sublease income	Net
2003	$25,000	$22,000	$3,000
2004	4,000	3,500	500
	$29,000	$25,500	$3,500

For the life of the lease, a portion of this space is being sublet to a related entity for 85% of the annual base rent.

4. Related Party Transactions

The Company has a receivable of approximately $37,000 from a related party through common ownership of the Company for amounts related to rent.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Stockholder
Carlos Veytia & Associates, Inc.
El Paso, Texas

In planning and performing our audit of the financial statements of Carlos Veytia & Associates, Inc. ("Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.



The report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 19, 2003